FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

October 8, 2010

Commission File Number 001-31335

AU Optronics Corp.
(Translation of registrant’s name into English)

No. 1 Li-Hsin Road 2
Hsinchu Science Park
Hsinchu, Taiwan
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No ..X...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
Not applicable

INDEX TO EXHIBITS

Item

1.	Taiwan Stock Exchange filing entitled, “AUO Promotes Next-Generation Professional Managers” dated October 8, 2010.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AU Optronics Corp.
Date: October 8, 2010	By:	/s/ Andy Yang
		Name:	Andy Yang
		Title:	Chief Financial Officer

Item 1.

AU Optronics Corp.
October 8, 2010
English Language Summary

Subject:   AUO Promotes Next-Generation Professional Managers
Regulation:   Published pursuant to Article 2-49 of the Taiwan Stock Exchange's Operating Procedures for the Publication of Material Information by Listed Companies
Date of Events:   2010/10/08

Contents:

1.  Date of occurrence of the event:2010/10/08

2.  Company name: AU Optronics Corp.("AUO" or the "Company")

3.  Relationship to the Company (please enter "head office" or "affiliate company"): head office

4.  Reciprocal shareholding ratios: N/A

5.  Cause of occurrence:

AU Optronics Corp.(TAIEX:2409;NYSE:AUO) announced its new organization arrangement effective today. To ensure sustainable enterprise operation, long-term development, and to enhance the effectiveness of the management team, AUO will actively develop the Display and Photovoltaic businesses in parallel as the twin engines for future growth and dedicate wholly to their respective fields. Meanwhile, AUO is honoring the outstanding next-generation of professional managers with the promotion of four new vice presidents, to instill fresh impetus into the organization.

Under the new organizational structure, AUO will operate based on two core businesses of Display and Photovoltaic. Each business will have its own production, R&D, as well as sales and marketing functions, with dedicated team force, to meet the different industry demands for the proactive development of the two core businesses in parallel. The display business will be handled by Mr. Paul Peng, Executive VP who is familiar with the panel industry. Due to the strategic role of the PV business to AUO’s future positioning in the green energy industry and its long-term importance, the PV business will be led by Dr. L.J. Chen, the President.

AUO has long implemented corporate governance and continues to conduct organizational change and talent cultivation to respond to the rapid industry developments and new business demands. Four new Vice Presidents with excellent performance emerged and they are: Display business, Dr. Frank Ko, who will be in charge of the TV Display Business Group; Mr. K.P. Chu will be in charge of the Global Supply Chain Management; for the PV business, Mr.

James Chen, who will be in charge of PV Business Group; and Mr. Shih-Kun Chen, will be in charge of Global PV Manufacturing. To further implement the deputy system, Mr. Max Cheng will serve as acting President and assist in the relevant matters relating to the development of the PV business.

The Company has long actively cultivated promising talents. The Company hopes that, with the joining of the next generation of professional managers and dedicated organizational structure, this will further fortify AUO’s operation efficiency and create the maximum benefits for the shareholders, turning over a new leaf for the Company’s two core businesses.

6.  Countermeasures: N/A.

7.  Any other matters that need to be specified: N/A.